UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⌧      Form 40-F □

INCORPORATION BY REFERENCE
TELUS International (Cda) Inc.’s Notice of Meeting and Record Date in connection with its 2024 Annual General Meeting is attached as an exhibit to this Report of Foreign Private Issuer on Form 6-K.
This report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) (together, the “Registration Statements”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: February 27, 2024	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	SVP, Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Record Date